[CELESTICA LOGO]                                                 EXHIBIT 99.1

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2000.

         CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS BELIEVES, ANTICIPATES, ESTIMATES, EXPECTS, AND WORDS OF SIMILAR IMPORT, CONSTITUTE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S FILINGS WITH SEDAR AND THE U.S. SECURITIES AND EXCHANGE COMMISSION.

GENERAL

         Celestica is a leading provider of electronics manufacturing services to OEMs worldwide and is the third-largest EMS provider in the world with 2000 revenue of $9.8 billion. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex PCAs and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products. Celestica operates facilities in North America, Europe, Asia and Latin America.

         In 1998 and 1999, Celestica completed three equity offerings, including its initial public offering, issuing a total of 81.9 million subordinate voting shares for net proceeds (after tax) of $1.1 billion. The net proceeds from the initial public offering were used to prepay a significant portion of Celestica's debt. The net proceeds of the subsequent offerings were used to fund organic and acquisition-related growth. In March 2000, Celestica issued 16.6 million subordinate voting shares for net proceeds (after tax) of $740.1 million and in August 2000, Celestica completed an offering of 20-year Liquid Yield OptionTM Notes, or LYONs, for net proceeds (after tax) of $850.4 million. The LYONs are recorded as an equity instrument pursuant to Canadian GAAP. See "Convertible Debt". The Company's net debt to capitalization ratio decreased from 57% at July 1998 to negative 11% at March 31, 2001.

         In December 1999, the Company completed a two-for-one stock split of the subordinate voting and multiple voting shares by way of a stock dividend. All historical share and per share information has been restated to reflect the effects of this stock split on a retroactive basis.

         Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in Note 24 to the fiscal 2000 Consolidated Financial Statements.

ACQUISITIONS

         A significant portion of Celestica's growth has been generated by the strengthening of its customer relationships and increases in the breadth of its service offerings through facility and business acquisitions completed since the beginning of 1997.

         During 1997, 1998 and 1999 Celestica completed 17 acquisitions and established three greenfield operations. In 2000, Celestica completed four acquisitions and established one greenfield operation. During the first quarter of 2001, Celestica completed three acquisitions and established one greenfield operation.

         In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively, for a total purchase price of $470.0 million. The purchase price, including capital assets, working capital and intangible assets, was financed with cash on hand. The Company signed two three-year strategic supply agreements with IBM to provide a complete range of electronics manufacturing services, with estimated annual revenue of approximately $1.5 billion. The Rochester, Minnesota operation provides printed circuit board assembly and test services. The Vimercate operation provides printed circuit board assembly services and the Santa Palomba operation provides system assembly services. Approximately 1,800 employees joined Celestica.

         In June 2000, Celestica acquired NDB Industrial Ltda., NEC Corporation's wholly-owned manufacturing subsidiary in Brazil. The Company signed a five-year supply agreement to manufacture NEC communications network equipment for the Brazilian market, with estimated revenue of approximately $1.2 billion over the five-year term of the agreement. Approximately 680 employees joined Celestica. This acquisition enhanced the Company's presence in South America and put Celestica in a leadership position with communications and Internet infrastructure customers. In August 2000, the Company acquired Bull Electronics Inc., the North American contract manufacturing operation of Groupe Bull of France. The operations, which are located in Lowell, Massachusetts, have enhanced the Company's service offerings in the New England area. The Company has moved its printed circuit board assembly operation from Andover into this Lowell facility, resulting in lower infrastructure costs. In November 2000, Celestica acquired NEC Technologies (UK) Ltd., in Telford, UK, which enhanced the Company's wireless communications capacity in Europe. The aggregate price for these three acquisitions in 2000 was $169.8 million. In 2000, Celestica established a greenfield operation in Singapore.

         In January 2001, Celestica acquired Excel Electronics, Inc. through a merger with Celestica (US) Inc., a subsidiary of the Company. The Company issued subordinate voting shares with a value of $1.5 million as consideration with approximately $1.5 million in additional shares to be issued upon resolution of certain contingencies. This acquisition enhanced the Company's prototype service offering in the Southern region of the United States. In February 2001, Celestica acquired certain manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. The Company signed a three-year supply agreement with estimated revenue of more than $1 billion over the three-year term of the agreement. Approximately 1,150 employees joined Celestica. This acquisition expanded the Company's business relationship with Motorola, a leading telecom wireless customer. In March 2001, Celestica acquired certain assets relating to a repair business from N.K. Techno Co. Ltd. in Japan. This acquisition expanded the Company's presence in Japan. The aggregate purchase price for the first quarter acquisitions was $67.2 million. Celestica also established a greenfield operation in Shanghai.

         In February 2001, Celestica entered into agreements with Avaya Inc. to purchase certain assets in Denver, Colorado and Little Rock, Arkansas. The Company signed a five-year global supply agreement with Avaya with estimated revenue of approximately $4 billion over the term of the agreement. The aggregate purchase price is approximately $200 million and approximately 1,400 employees are expected to join Celestica. The acquisition is expected to close in phases during the second and third quarters of 2001.

         Celestica continues to examine numerous acquisition opportunities in order to:

- create strategic relationships with new customers and diversify end-product programs with existing customers;
- expand its capacity in selected geographic regions to take advantage of existing infrastructure or low cost manufacturing;
- diversify its customer base to serve a wide variety of end-markets;
- broaden its product and service offerings; and
- optimize its global positioning.

         Consistent with its past practices and as a normal course of business, Celestica is engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in the computer and communication industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue its current discussions and actively pursue other acquisition opportunities.

RESULTS OF OPERATIONS

         Celestica's revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, component supply availability, and the timing of acquisitions. There is no certainty that the historical pace of Celestica's acquisitions will continue in the future.

         Celestica's contracts with its key customers generally provide a framework for its overall relationship with the customer. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

         Celestica's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in materials costs, and relative mix of value add products and services. The level and timing of a customer's orders will vary due to the customer's attempt to balance its inventory, changes in its manufacturing strategy and variation in demand for its products. Celestica's annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage inventory and capital assets effectively, the timing of expenditures in anticipation of increased sales, the timing of acquisitions and related integration costs, customer product delivery requirements and shortages of components or labour. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                                ---------
                                                                           2000       2001
                                                                           ----       ----
                        Revenue.....................................       100.0%     100.0%
                        Cost of sales...............................        93.1       92.8
                                                                           -----      -----
                        Gross profit................................         6.9        7.2
                        Selling, general and administrative expenses         3.6        3.3
                        Amortization of intangible assets...........         1.0        1.1
                        Integration costs related to acquisitions...          -         0.1
                        Other charges...............................          -         0.1
                                                                           ------     -----
                        Operating income............................         2.3        2.6
                        Interest income, net........................        (0.1)      (0.1)
                                                                           ------     ------
                        Earnings before income taxes................         2.4        2.7
                        Income taxes................................         0.8        0.7
                                                                           -----      -----
                        Net earnings................................         1.6%       2.0%
                                                                           ======     ======

ADJUSTED NET EARNINGS

         As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica uses adjusted net earnings as a measure of operating performance on an enterprise-wide basis. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly restructuring) and the related income tax effect of these adjustments. Adjusted net earnings is not a measure of performance under Canadian GAAP or U.S. GAAP. Adjusted net earnings should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP or as a measure of operating performance or profitability. The following table reconciles net earnings to adjusted net earnings:



                                                 THREE MONTHS ENDED
                                                       MARCH 31,
                                                       ---------
                                                    2000      2001
                                                    ----      ----
Net earnings................................       $ 26.1     $54.8
Amortization of intangible assets...........         15.3      29.6
Integration costs related to acquisitions...          0.7       2.3
Other charges...............................          -         3.8
Income tax effect of above..................         (2.6)     (3.2)
                                                   -------   -------
Adjusted net earnings.......................       $ 39.5     $87.3
                                                   -------   -------
                                                   -------   -------
% of revenue................................         2.4%      3.2%


REVENUE

         Revenue increased $1,080.3 million, or 67%, to $2,692.6 million for the three months ended March 31, 2001 from $1,612.3 million for the same period in 2000. This increase resulted from growth achieved both organically and through strategic acquisitions and was driven primarily by customers in the communications, storage and server industries. The Company defines organic revenue as revenue excluding the business from operations acquired in the preceding comparable period. Organic revenue growth for the three months ended March 31, 2001 was 29% and represented 44% of the total year-over-year quarterly growth. Organic growth came from growth in existing business and new customers across all geographic segments. Sequentially, revenue decreased 22%, or $755.2 million for the three months ended March 31, 2001 compared to the three months ended December 31, 2000, as a result of anticipated seasonality and the general economic slowdown.

         Revenue from the Americas operations grew $514.9 million, or 44%, to $1,695.6 million for the three months ended March 31, 2001 from $1,180.7 million for the same period in 2000. Revenue from European operations grew $557.0 million, or 160%, to $904.9 million for the three months ended March 31, 2001 from $347.9 million for the same period in 2000. The Italian facilities generated over half of Europe's increase from the prior year, with the remainder due to an overall increase in Europe's base business. Revenue from Asian operations increased $60.4 million, or 39%, to $215.0 million for the three months ended March 31, 2001 from $154.6 million for the same period in 2000. Inter-segment revenue for the first three months of 2001 was $122.9 million, compared to $70.8 million for the same period in 2000.

         Revenue from customers in the communications industry for the three months ended March 31, 2001 increased to 34% of revenue compared to 31% of revenue for the same period in 2000. This increase is consistent with the Company's strategy to increase the portion of its revenue from customers in the communications industry. Revenue from customers in the server-related business for the three months ended March 31, 2001 increased to 32% of revenue compared to 23% of revenue for the same period in 2000, mainly as a result of the IBM acquisitions in February and May, 2000.

         The following customers represented more than 10% of total revenue for each of the indicated periods:

                              THREE MONTHS ENDED
                                  MARCH 31,
                                  ---------
                              2000     2001
                              ----     ----
Sun Microsystems.......        x        x
IBM....................                 x
Hewlett-Packard........        x

         Celestica's top five customers represented in the aggregate 67% of total revenue for both the three months ended March 31, 2001 and 2000. The Company is dependent upon continued revenue from its top five customers. There can be no guarantee that revenue from these or any other customers will not increase or decrease as a percentage of consolidated revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations.

GROSS PROFIT

         Gross profit increased $82.7 million, or 75%, to $193.3 million for the three months ended March 31, 2001 from $110.6 million for the same period in 2000. Gross margin increased to 7.2% for the three months ended March 31, 2001 from 6.9% for the same period in 2000 as a result of improved capacity at several sites and continued focus on costs. The gross margin of 7.2% for the three months ended March 31, 2001 is consistent with the gross margin for the three months ended December 31, 2000.

         For the foreseeable future, the Company's gross margin is expected to depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, start-up activity, new product introductions, and pricing within the electronics industry. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Changes in product mix, additional costs associated with new product introductions and price erosion within the electronics industry could adversely affect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased $31.0 million, or 53%, for the three months ended March 31, 2001 to $89.0 million (3.3% of revenue) from $58.0 million (3.6% of revenue) for the same period in 2000. The increase in expenses was a result of increased staffing levels and higher selling, marketing and administrative costs to support sales growth, as well as the impact of expenses incurred by operations acquired during 2000 and 2001. Selling, general and administrative expenses continue to increase year over year at a slower rate than revenue.

         Research and development costs of $6.5 million (0.2% of revenue) were incurred for the three months ended March 31, 2001 compared to $4.3 million (0.3% of revenue) for the same period in 2000 and $5.3 million (0.2% of revenue) for the three months ended December 31, 2000.

INTANGIBLE ASSETS AND AMORTIZATION

         Amortization of intangible assets increased $14.3 million, or 93%, to $29.6 million for the three months ended March 31, 2001 from $15.3 million for the same period in 2000. The increase is attributable to the intangible assets arising from the 2000 and 2001 acquisitions, with the largest portion relating to the IBM and NEC acquisitions. The excess of the purchase price paid over the fair value of tangible assets acquired in the seven acquisitions completed in 2000 and 2001 totalled $306.5 million and has been allocated to goodwill, intellectual property and other intangible assets.

         At March 31, 2001, intangible assets represented 10% of Celestica's total assets compared to 10% at December 31, 2000 and 12% at March 31, 2000.

INTEGRATION COSTS RELATED TO ACQUISITIONS

         Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

         Integration costs were $2.3 million for the three months ended March 31, 2001 compared to $0.7 million for the same period in 2000 and $5.7 million for the three months ended December 31, 2000. The integration costs incurred in 2001 primarily relate to the IBM acquisitions.

         Integration costs vary from period to period due to the timing of acquisitions and related integration activities. Celestica expects to incur additional integration costs in 2001 as it completes the integration of its 2000 and 2001 acquisitions. Celestica will incur future additional integration costs as the Company continues to make acquisitions as part of its growth strategy.

OTHER CHARGES

         Other charges are non-recurring items or items that are unusual in nature. For the three months ended March 31, 2001, Celestica incurred $3.8 million in other charges, relating to the restructuring of some of its smaller operations. Celestica did not incur any other charges in 2000.

INTEREST INCOME, NET

         Interest income, net of interest expense, for the three months ended March 31, 2001 amounted to $3.5 million compared to $1.8 million for the same period in 2000. The Company continued to earn interest income on its cash balance which more than offset the interest expense incurred on the Company's Senior Subordinated Notes. Average cash balances for the three months ended March 31, 2001 were higher compared to the same period in 2000, resulting in higher interest income for the period.

INCOME TAXES

         Income tax expense for the three months ended March 31, 2001 was $17.3 million, reflecting an effective tax rate of 24%, compared to an income tax expense of $12.3 million and an effective tax rate of 32% for the same period in 2000. The Company's effective tax rate decreased to 24% in the second quarter of 2000 as a result of the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include special tax holidays or similar tax incentives that Celestica has negotiated with the respective tax authorities.

         Celestica has recognized a net deferred tax asset at March 31, 2001 of $82.7 million compared to $83.5 million at December 31, 2000. The balance relates to the recognition of net operating losses and future income tax deductions available to reduce future years' income for income tax purposes. Celestica's current projections demonstrate that it will generate sufficient taxable income in the future to realize the benefit of these deferred income tax assets in the carry-forward periods. These losses will expire over a 15-year period commencing in 2006.

QUARTERLY RESULTS OF OPERATIONS

         The following table sets forth certain unaudited quarterly financial information of Celestica for the eight quarters ended March 31, 2001. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter. This variation may be offset in part by organic growth and acquisitions. This information has been derived from the quarterly consolidated financial statements of Celestica which are unaudited but which, in the opinion of management, have been prepared on the same basis as the Company's annual Consolidated Financial Statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with the Consolidated Financial Statements. The operating results for any previous quarter are not necessarily indicative of results for any future period.


                                 JUNE 30,   SEPTEMBER  DECEMBER    MARCH 31,  JUNE 30,   SEPTEMBER   DECEMBER    MARCH 31,
                                   1999      30, 1999  31, 1999      2000       2000      30, 2000   31, 2000      2001
                                   ----      --------  --------      ----       ----      --------   --------      ----

                                                                            QUARTER ENDED (1)
                                                                            -----------------

                                                               (U.S.$ millions, except per share amounts)


 Revenue ....................   $ 1,249.7  $ 1,356.9  $ 1,608.8  $ 1,612.3   $ 2,091.9   $ 2,600.1   $ 3,447.8   $ 2,692.6
 Cost of sales ..............     1,161.3    1,258.3    1,488.5    1,501.7     1,946.1     2,416.6     3,199.7     2,499.3
                                ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------
 Gross profit ...............        88.4       98.6      120.3      110.6       145.8       183.5       248.1       193.3
     % of revenue ...........         7.1%       7.3%       7.5        6.9%        7.0%        7.1%        7.2%        7.2%
 Selling, general and
   administrative expenses ..        47.1       51.6       61.3       58.0        73.5        85.1       109.5        89.0
     % of revenue ...........         3.8%       3.8%       3.8%       3.6%        3.5%        3.3%        3.2%        3.3%
 Amortization of intangible
   assets ...................        13.7       14.1       14.0       15.3        19.2        25.6        28.8        29.6
 Integration costs relating
to acquisitions .............         3.6        1.3        4.3        0.7         4.9         4.8         5.7         2.3
Other charges ...............          --         --         --         --          --          --          --         3.8
                                ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------

 Operating income ...........        24.0       31.6       40.7       36.6        48.2        68.0       104.1        68.6
 Interest expense (income) ..         2.3        3.0        2.2       (1.8)       (6.3)       (5.2)       (5.7)       (3.5)
                                ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------
 Earnings before income taxes        21.7       28.6       38.5       38.4        54.5        73.2       109.8        72.1
 Income taxes ...............         8.5        9.1       12.3       13.1        17.5        26.3        17.3
                                ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------
 Net earnings ...............   $    13.2  $    19.5  $    26.2  $    26.1   $    41.4   $    55.7   $    83.5   $    54.8
                                =========  =========  =========  =========   =========   =========   =========   =========

 Basic earnings per share ...   $    0.08  $    0.12  $    0.15  $    0.14   $    0.20   $    0.26   $    0.39   $    0.25
                                =========  =========  =========  =========   =========   =========   =========   =========
 Adjusted net earnings ......   $    27.5  $    32.6  $    41.0  $    39.5   $    63.7   $    83.9   $   117.0   $    87.3
                                =========  =========  =========  =========   =========   =========   =========   =========
        % of revenue ........         2.2%       2.4%       2.5%       2.4%        3.0%        3.2%        3.4%        3.2%


------

(1) For 1999, 2000 and 2001, includes the results of operations of (a) VXI Electronics, Inc. acquired in September 1999, (b) the assets acquired from Hewlett-Packard's Healthcare Group in October 1999, (c) EPS Wireless, Inc. acquired in December 1999 and (d) certain assets and repair operations acquired from Fujitsu-ICL Systems Inc. in December 1999; for 2000 and 2001, includes the results of operations of (e) certain assets in Minnesota and Italy acquired from IBM in February and May, 2000, respectively, (f) NDB Industrial Ltda. acquired in June 2000, (g) Bull Electronics Inc. acquired in August 2000, (h) NEC Technologies (UK) Ltd. acquired in November 2000, and (i) a greenfield operation established in Singapore in 2000; and for 2001, includes the results of operations of (j) Excel Electronics Inc. acquired in January 2001, (k) certain assets in Ireland and Iowa acquired from Motorola Inc. in February 2001 and (l) a greenfield operation established in Shanghai in March 2001.

CONVERTIBLE DEBT

         In August 2000, Celestica issued LYONs with a principal amount at maturity of $1,813.6 million, payable August 1, 2020. The Company received gross proceeds of $862.9 million and incurred $12.5 million in underwriting commissions, net of tax of $6.9 million. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

         The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each $1,000 principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010 and August 1, 2015 and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. At the maturity of the LYONS, or in the event of an investor put, the Company has the option to settle the LYONs in cash or subordinate voting shares or any combination thereof. Presently, the Company's policy would be to settle the LYONs, at a put date or at maturity, in cash unless the market price of the subordinate voting shares exceeds a specific threshold. This policy may change in the future.

         The Company has recorded the LYONs as an equity instrument pursuant to Canadian GAAP. The LYONs are bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings. Under U.S. GAAP, the LYONs are classified as a long-term liability and, accordingly, the accrued yield on the LYONs during any period (at 3.75% per year) is classified as interest expense for that period.

         To calculate basic earnings per share for Canadian GAAP, the accretion of the convertible debt is deducted from net earnings for the period to determine earnings available to shareholders.

LIQUIDITY AND CAPITAL RESOURCES

         For the three months ended March 31, 2001, Celestica used cash of $261.0 million from operating activities compared to generating cash of $25.7 million for the same period in 2000. Cash was utilized in the quarter principally to support higher working capital requirements, primarily carrying higher than anticipated inventory balances during the quarter, offset by cash generated from operations. Investing activities for the first quarter of 2001 included capital expenditures of $76.5 million and $65.7 million for acquisitions. The acquisitions included manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa and assets relating to a repair business in Japan. For the three months ended March 31, 2000, investing activities included capital expenditures of $68.6 million and the acquisition of assets in Rochester, Minnesota for $135.1 million. In March 2000, Celestica completed an equity offering and issued 16.6 million subordinate voting shares, for gross proceeds of $757.4 million less expenses and underwriting commissions of $26.8 million (pre-tax).


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

CAPITAL RESOURCES

         Celestica has two $250 million global, unsecured, revolving credit facilities totalling $500 million, each provided by a syndicate of lenders. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. The credit facilities are available until April 2004 and July 2003, respectively. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at March 31, 2001 or December 31, 2000.

         The only other financial covenant in effect is a debt incurrence covenant contained in Celestica's Senior Subordinated Notes due 2006. This covenant is based on Celestica's fixed charge coverage ratio, as defined in the indenture governing the Senior Subordinated Notes.

         Celestica was in compliance with all debt covenants as at March 31, 2001 and December 31, 2000.

         Standard and Poors senior corporate credit rating for Celestica is BB+ with a stable outlook. Moody's senior implied rating for Celestica is Ba1, also with a stable outlook.

         Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its global, unsecured, revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2001 to be approximately $225 million to $275 million. At March 31, 2001, Celestica had committed $46 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and may therefore require additional debt or equity financing.

         Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are primarily denominated in Canadian dollars, British pounds sterling, Euros and Mexican pesos. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. At March 31, 2001, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $762 million with expiry dates up to October 2002. The fair value of these contracts at March 31, 2001 was an unrealized loss of $17.3 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and involves entering into contracts to sell U.S. dollars to purchase Canadian dollars, British pounds sterling, Mexican pesos and Euros at future dates. In general, these contracts extend for periods of less than 19 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful.

BACKLOG

         Although Celestica obtains firm purchase orders from its customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. Celestica does not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales since orders may be rescheduled or cancelled.

RECENT DEVELOPMENTS

         Celestica announced at $40 - $60 million restructuring charge to be recorded by the end of the second quarter. The provision is anticipated to cover plant consolidations and the elimination of up to 3,000 jobs on a global basis. These actions are being taken to resolve surpluses as a result of current general market conditions and to manage more conservatively in light of our customers end market visibility remaining poor. The reduced costs realized as a result of this restructuring is expected to payback within a one-year period.

EURO CONVERSION

         As of January 1, 2001, 12 of the 15 member countries of the European Union (the participating countries) had established fixed conversion rates between their existing sovereign currencies and the Euro. For three years after the introduction of the Euro, the participating countries can perform financial transactions in either the Euro or their original local currencies. This will result in a fixed exchange rate among the participating countries, whereas the Euro (and the participating countries' currencies in tandem) will continue to float freely against the U.S. dollar and currencies of other non-participating countries.

         Management continuously monitors and evaluates the effects of the Euro conversion on the Company. Celestica does not believe that significant modifications of its information technology systems are needed in order to handle Euro transactions and reporting. The Company has modified its hedging policies to take the Euro conversion into account. While the Company currently believes that the effects of the conversion do not and will not have a material adverse effect on the Company's business and operations, there can be no assurances that such conversion will not have a material adverse effect on the Company's results of operations and financial position due to competitive and other factors that may be affected by the conversion and that cannot be predicted by the Company.

RECENT ACCOUNTING DEVELOPMENTS

         The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company will implement SFAS No. 133 for its year ended December 31, 2001 for purposes of the U.S. GAAP reconciliation. In accordance with the new standard, the Company accounts for its existing foreign currency contracts as cash flow hedges.

         In the first quarter of 2001, Celestica adopted retroactively the new Canadian Institute of Chartered Accountants Handbook Section 3500 "Earnings per Share", which requires the use of the treasury stock method for calculating diluted earnings per share. This change results in earnings per share calculations which are consistent with United States generally accepted accounting principles. Previously reported diluted earnings per share have been restated to reflect this change.


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